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May 27, 2022

Doris Stacey Gama

Joe McCann

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	LumiraDx Limited

Registration Statement on Form F-1

Filed May 2, 2022

File No. 333-264609

Dear Ms. Gama and Mr. McCann:

On behalf of our client, LumiraDx Limited (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated May 19, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing an Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the Amended Registration Statement and a marked copy of the Amended Registration Statement showing the changes to the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended Registration Statement filed herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Amended Registration Statement.

Registration Statement on Form F-1

Cover Page

1.

With respect to the shares registered on behalf of the Morningside entities, highlight on the cover page the price(s) that the Morningside entities paid for their shares and the percentage of outstanding common shares that the 41.4 million share registration represents. Highlight the significant negative impact that sales of these shares could have on the public trading price of your common stock and also add a risk factor to address this concern.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on the cover page and pages 7, 8 and 10 of the Amended Registration Statement in response to the Staff’s comment.

2.

Please revise the cover page to highlight the number of common shares underlying notes that you are registering on behalf of the noteholders. For guidance, please refer to Compliance Disclosure Interpretations, Securities Act Rules, Question 213.02.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on the cover of the Amended Registration Statement in response to the Staff’s comment.

General

3.

Revise your prospectus, where appropriate, to disclose the price that the Morningside entities paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling security holders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure where appropriate.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on the cover page and pages 7, 8 and 10 of the Amended Registration Statement in response to the Staff’s comment to include the prices that the selling securityholders, including Morningside, paid to acquire their shares to the extent known by the Company. As discussed in the Amended Registration Statement, the current trading price of the Company’s common shares is close to, and in many cases lower than, the price at which the resale shares were purchased, and as a result, the potential profit the selling securityholders may earn based on the current trading price is limited. Therefore, the Company does not believe that this information is material to investors and this information is not required to be disclosed under Form F-1, Regulation S-K or the other rules or guidance of the Commission.

* * * * *

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at EOConnor@goodwinlaw.com or (212) 813-8853.

Sincerely,

/s/ Edwin M. O’Connor
Edwin M. O’Connor

cc:

Ron Zwanziger

Veronique Ameye

Melissa Garcia

LumiraDx Limited

Paul R. Rosie

Goodwin Procter LLP